March 25, 2025

Timothy A. Adams
Chief Financial Officer
Worthington Steel, Inc.
100 W. Old Wilson Bridge Road
Columbus, Ohio 43085

       Re: Worthington Steel, Inc.
           Form 10-K for the Fiscal Year Ended May 31, 2024
           Filed August 2, 2024
           File No. 001-41830
Dear Timothy A. Adams:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing